Exhibit 12.1
Griffon Corporation
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in thousands)

								Six Months Ended	Six Months Ended
	2011		2012	2013	2014		2015	March 31, 2015	March 31, 2016

EARNINGS:
Pre-tax Income	$(14,349)	(a)	$21,941	$14,333	$(5,716)	(b)	$53,636	$20,200	$23,187
Fixed Charges	65,451		70,173	69,746	66,180		66,802	32,725	33,189
Amortization of Capitalized Interest	309		456	91	150		891	75	446
Total	51,411		92,570	84,170	60,614		121,329	53,000	56,822
Less:
Interest Capitalized	(941)		(1,895)	(983)	(1,010)		(670)	(84)	(274)
Earnings for Fixed Charge Calc.	$50,470		$90,675	$83,187	$59,604		$120,659	$52,916	$56,548

FIXED CHARGES:
Interest Expensed	$47,846		$52,007	$52,520	$48,447		$48,173	$23,766	$24,415
Interest Capitalized	941		1,895	983	1,010		670	84	274
Amortized premiums, discounts &
capitalized expenses for debt	6,733		6,023	6,232	6,427		6,982	3,265	3,384
Interest within Rental Expense (est.)	9,931		10,248	10,011	10,296		10,977	5,610	5,116
Fixed Charges for Calc.	$65,451		$70,173	$69,746	$66,180		$66,802	$32,725	$33,189

Ratio of Earnings to Fixed Charges	0.8		1.3	1.2	0.9		1.8	1.6	1.7

Amount by which earnings are
inadequate to cover fixed charges	$(14,981)		—	—	$(6,576)		—	—	—

(a)	includes $15,152 of costs related to the sale of inventory that was recorded at fair value in connection with acquisition accounting for ATT and $26,164 related to the loss on debt extinguishment.

(b)	includes $38,890 of costs related to the loss on debt extinguishment.